

July 7, 2017

Vipin Garg
President and Chief Executive Officer
Neos Therapeutics, Inc.
2940 N. Highway 360
Grand Prairie, TX 75050

      Re: Neos Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed June 30, 2017
           File No. 333-219108

Dear Mr. Garg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

                      Division of Corporation Finance
                      Office of Healthcare & Insurance

cc: James Xu